Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (a)
(in millions)

	First Quarter	For the year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings
Income/(loss) before income taxes and cumulative effects of changes in accounting principles (b)	$(44)	$(15,074)	$1,054	$4,087	$893	$4,021
Less: Equity in net (income)/loss of affiliates include in income/(loss) before income taxes	(78)	(426)	(303)	(240)	(155)	137
Adjusted income/(loss)	(122)	(15,500)	751	3,847	738	4,158
Adjusted fixed charges (c)	2,844	9,321	9,091	9,136	9,996	10,977
Earnings	$2,722	$(6,179)	$9,842	$12,983	$10,734	$15,135
Combined fixed charges and Preferred Stock dividends
Interest expense (d)	$2,730	$8,841	$8,484	$8,528	$9,235	$10,128
Interest portion of rental expense (e)	91	329	514	565	524	448
Preferred Stock dividend requirements of majority-owned subsidiaries and trusts	—	—	—	—	190	353
Fixed charges	2,821	9,170	8,998	9,093	9,949	10,929
Preferred Stock dividend requirements (f)	—	—	—	—	—	22
Total combined fixed charges and Preferred Stock dividends	$2,821	$9,170	$8,998	$9,093	$9,949	$10,951
Ratios
Ratio of earnings to fixed charges	1.0	(g )	1.1	1.4	1.1	1.4
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.0	(g )	1.1	1.4	1.1	1.4

__________

(a)	Discontinued operations are excluded from all amounts.

(b)	Income/(loss) before income taxes includes equity income/(loss) from unconsolidated subsidiaries.

(c)
Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and Preferred Stock dividend requirements of majority owned subsidiaries and trusts. (Capitalized interest (in millions): 2007 YTD— $12; 2006— $58; 2005— $67; 2004 — $57; 2003 — $63; 2002 — $46)

(d)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Preferred Stock dividend requirements increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on our effective income tax rates.

(g)	Earnings for 2006 were inadequate to cover fixed charges by $15.3 billion.